SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 6, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland hppt://www.novartis.com

- Investor Relations Release -

Novartis creates new strategic biomedical R&D center in Shanghai

•                  Integrated Research & Development center the first Novartis site of its kind in China

•                  Primary focus on infectious causes of cancer endemic to China and Asia

•                  Center will capitalize on talent in emerging life sciences cluster in Shanghai

•                  Initial investment of USD 100 million to create Shanghai site – set to begin operations in May 2007

Shanghai, November 6, 2006 – Novartis announced plans today to build an integrated biomedical Research & Development center in Shanghai’s Zhangjiang Hi-Tech Park that will become an integral part of the Group’s global research and development network.

The establishment of this strategic site is a commitment by Novartis to conduct cutting-edge pharmaceutical research and development in China. It will also enable further expansion of the strong network of existing R&D alliances that Novartis has in China.

Research and development activities at the site will initially focus on addressing urgent medical needs in China and Asia, particularly infectious causes of cancer endemic to the region.

“The level of scientific expertise in China is rising rapidly. At the same time, the healthcare needs of the Chinese are growing, primarily the result of urbanization, lifestyle changes and associated chronic diseases,” said Dr. Daniel Vasella Chairman and CEO of Novartis. “The Shanghai center will allow us to combine modern drug discovery approaches with those of traditional Chinese medicine that have been used to treat patients in China for thousands of years. This new research center will help Novartis contribute to the needs of patients in China and elsewhere and has the potential to become a global center for biomedical innovation.”

Expansion of global Novartis R&D network

The center will become the eighth site within Novartis Research and Development network. It will be staffed primarily by scientists recruited from Shanghai’s emerging cluster of innovative academic, biotech and pharmaceuticals research institutions.

Scientists will initially work in a 5,000 square meter start-up facility that is expected to open in May 2007. Construction of a permanent 38,000 square meter facility for approximately 400 scientists will begin in July 2007. An investment of USD 100 million has been planned for the design and construction of the two facilities.

Focus on diseases prevalent in China

An initial area of research will be infectious causes of cancer. One disease is liver cancer caused by the hepatitis viruses. Some one-third of the 400 million people infected with the hepatitis B virus are in China, with experts estimating that the virus kills 300,000 people in mainland China each year.

“Shanghai is clearly emerging as a new epicenter of science globally, and is a magnet for the best and the brightest investigators. It is a perfect location for exploring novel scientific approaches for the discovery of new medicines that will ultimately benefit patients in China and around the world,” said Dr. Mark Fishman, President of the Novartis Institutes for BioMedical Research.

The site will also include an integrated exploratory development center that will closely collaborate with basic research and local academic centers to further develop the concept of mechanism-based medicine and leverage emerging new technologies.

“Our activities in the new R&D center will go far beyond conducting early clinical trials by expanding drug discovery with translational medicine principles enhanced with safety investigations, biomarker detection and bio-analytics as well as gene expression profiling. We aim to complement the search of useful and safe medicines with diagnostic tools to support local and global R&D efforts,” said Dr. Jean Jacques Garaud, Global Head of Exploratory Development at Novartis Pharma AG.

Long-term commitment to China

Novartis and its predecessor companies have been active in China since 1938 when Ciba opened its office in Shanghai, initially entering the country as a provider of dyestuff and later expanding into pharmaceuticals through steady investments.

Novartis currently ranks as the fourth largest pharmaceutical company in the Chinese hospital market with a compound annual sales growth rate of over 30% during the last five years. In February 2006, construction began on a USD 83 million development and production plant in Changshu, Jiangsu Province, which is expected to open in mid-2007.

A series of important research collaborations have been fostered with Chinese partners. Novartis has a six-year research partnership with the Shanghai Institute of Materia Medica (SIMM) to identify and test traditional medicines for pharmacological properties. Collaborations have also been established with WuXi PharmaTech Co, Ltd., Chinese University of Hong Kong National Institutes of Biological Sciences (NIBS) and Kunming Institute of Botany.

Disclaimer

This release contains certain forward-looking statements relating to the Novartis Group’s business, which can be identified by the use of forward-looking terminology such as “is expected to”, “has the potential to”, or similar expressions, or by express or implied discussions regarding the potential development and commercialization of new products or regarding potential future sales from any such products. Such statements reflect the current views of Novartis with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There can be no guarantee that the aforementioned collaboration and research will lead to the development or commercialization of any new products in any market, or that any such products will reach any particular sales levels. Any such commercialization or sales can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG’s Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Media contacts

Jeff Lockwood

Novartis Institutes for BioMedical Research

+1 617 871 7026 (direct)

+1 617 510 6997 (mobile)

jeffrey.lockwood@novartis.com

Corinne Hoff

Novartis Global Media Relations

+41 61 324 9577 (direct)

+41 61 324 2200 (main)

corinne.hoff@novartis.com

Richard Zhang

Novartis China

+86 10 65058833 - 6602

richard.zhang@novartis.com

Jiying Xiong

Novartis Beijing Pharma Ltd.

+86 10 650588333 - 8113

jiying.xiong@novartis.com

Novartis Global Investor Relations

International:

Ruth Metzler-Arnold	+41 61 324 79 44
Katharina Ambühl	+41 61 324 53 16
Nafida Bendali	+41 61 324 35 14
Richard Jarvis	+41 61 324 43 53
Silke Zentner	+41 61 324 86 12

North America:

Ronen Tamir	+1 212 830 24 33
Arun Nadiga	+1 212 830 24 44
Jill Pozarek	+1 212 830 24 45
Edwin Valeriano	+1 212 830 24 56

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 6, 2006	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting